Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended June 30		Nine Months Ended June 30
	2016	2015	2016	2015
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$110,299	$90,286	$496,583	$467,742
Add:
Portion of rents representative of the interest factor	3,193	3,041	9,469	9,320
Interest on debt & amortization of debt expense	27,698	27,955	85,741	85,166
Income as adjusted	$141,190	$121,282	$591,793	$562,228
Fixed charges:
Interest on debt & amortization of debt expense (1)	$27,698	$27,955	$85,741	$85,166
Capitalized interest (2)	760	493	2,129	1,525
Rents	9,581	9,122	28,408	27,960
Portion of rents representative of the interest factor (3)	3,193	3,041	9,469	9,320
Fixed charges (1)+(2)+(3)	$31,651	$31,489	$97,339	$96,011
Ratio of earnings to fixed charges	4.46	3.85	6.08	5.86